Contact

www.linkedin.com/in/mike-black-030b2841 (LinkedIn)

Top Skills

Healthcare
Product Launch
Market Development

Mike Black

Partnering with early-stage medical device companies to help them achieve success!

St Paul, Minnesota, United States

Summary

Strategic business leader and consultant with 20 years of executive management experience in the medical device industry. Has led an early-stage medical device company with a novel technology through commercialization and a successful exit with a strategic partner. Enjoys leveraging this experience to help emerging companies achieve success.

Experience

MTEC | Medical Technology Enterprise Consortium

At Large Board Representative
March 2024 - Present (1 year)

Bedrock MedTech Consulting LLC

President
August 2022 - Present (2 years 7 months)
Minneapolis, Minnesota, United States

Providing strategic consulting and fractional executive leadership to early-stage medical device companies.

AccelerMED, LLC

President
August 2022 - Present (2 years 7 months)
Minneapolis, Minnesota, United States

Our team provides commercial leadership to early-stage companies to accelerate the adoption of their novel medical devices designed to improve quality and efficiency in the delivery of patient care. We do this through a unique model that allows our clients to engage us on an as needed basis and defer compensation to help manage cash flow. Contact us to learn more.

Band of Angels

Advisor for Life Sciences Special Interest Group
June 2022 - Present (2 years 9 months)

Visura Technologies
Board Member
October 2020 - April 2024 (3 years 7 months)

ZOLL Medical Corporation
VP Global Customer Experience
November 2020 - September 2022 (1 year 11 months)

Advanced Circulatory - a division of ZOLL Medical
President
2002 - November 2020 (18 years)

Advanced Circulatory - a division of ZOLL Medical - designs, develops and markets life-sustaining products that improve circulation and protect the brain during resuscitation. Visit our website at www.advancedcirculatory.com.

Education

University of Minnesota - Carlson School of Management
MBA · (1998 - 2000)

University of Iowa
B.S., Accounting · (1990 - 1994)